Exhibit 99.5

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Monthly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity
Metal Storm Limited

ABN	Month ended (“current Month”)
99 064 270 006	31 October 2011

Consolidated statement of cash flows

Cash flows related to operating activities			Current Month $A’000	Year to date (10 months) $A’000
1.1		Receipts from customers	—	793

1.2	Payments for	(a) staff costs	(313)	(3,010)
		(b) advertising and marketing	—	—
		(c) research and development	(10)	(484)
		(d) leased assets	—	—
		(e) other working capital	(141)	(1,792)
1.3		Dividends received	—	—
1.4		Interest and other items of a similar nature received	—	7
1.5		Interest and other costs of finance paid	—	(324)
1.6		Income taxes paid	—	—
1.7		Other (R&D Tax Concession)	—	766

		Net operating cash flows	(464)	(4,044)

+ See chapter 19 f	24/10/2005
Appendix 4C Page 1

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

		Current Month $A’000	Year to date (10 months) $A’000

1.8	Net operating cash flows (carried forward)	(464)	(4,044)

	Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	(88)
	(e) other non-current assets	—	—
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	30
	(e) other non-current assets	—	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	—	(58)

1.14	Total operating and investing cash flows	(464)	(4,102)

	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	—	2,580
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	617	1,117
1.18	Repayment of borrowings	(2)	(504)
1.19	Dividends paid	—	—
1.20	Other	(5)	(101)

	Net financing cash flows	610	3,092

	Net increase (decrease) in cash held	146	(1,010)

1.21	Cash at beginning of Month/Year	11	1,167
1.22	Exchange rate adjustments to item 1.20	—	—

1.23	Cash at end of Month	157	157

+ See chapter 19 for defined terms.
Appendix 4C Page 2	24/10/2005

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

Current Month $A’000

1.24	Aggregate amount of payments to the parties included in item 1.2	—

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions

Directors’ fees.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

—

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

—

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A’000	Amount used $A’000

3.1	Loan facilities	19,666	19,666

3.2	Credit standby arrangements	—	—

+ See chapter 19 f	24/10/2005
Appendix 4C Page 3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the Month (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current Month $A’000	Previous Month $A’000

4.1	Cash on hand and at bank	157	11

4.2	Deposits at call	—	—

4.3	Bank overdraft	—	—

4.4	Other (provide details)	—	—

	Total: cash at end of Month (item 1.23)	157	11

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	—	—

5.2	Place of incorporation or registration	—	—

5.3	Consideration for acquisition or disposal	—	—

5.4	Total net assets	—	—

5.5	Nature of business	—	—

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

/s/ B Farmer

Sign here:		Date: 30 November 2011
(Company Secretary)

Print name:	Brett Farmer

+ See chapter 19 for defined terms.
Appendix 4C Page 4	24/10/2005

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Notes

The Company recognises that its current cash balance is unlikely to be sufficient to fund operations for another two quarters without being supplemented by additional capital.

On 22 June 2010, the Company signed an equity line agreement with Dutchess Opportunity Fund II for a total facility of $25 million. The facility allows the Company, at its sole discretion, to draw down up to $200,000 every 5 days. Whilst the Company can issue draw down notices for up to $200,000, in certain circumstances the level of funding received under the Agreement is variable. For example, certain adjustment events, such as the share price trading below the floor price, can reduce the draw down by 1/5 for every day an adjustment event occurs.

The Company entered into its first product sales contract on 3 August 2010. The contract with the Correctional Services of Papua New Guinea, is to supply 500 MAUL weapons and 50,000 rounds of non-lethal ammunition for a total value of US$3,365,000. The Company expects to complete this contract over the course of the 18 months following receipt of the initial deposit of US$673,000 due upon ratification of the contract by the PNG government.

On 17 October 2011, the Company announced it had entered into an agreement that would provide the Company with $1,000,000 for working capital.

On 25 October 2011, the Company announced the details of a non-underwritten, non-renounceable 1 for 1 entitlement offer to eligible shareholders at A$0.003 per share (Entitlement Offer). The Entitlement Offer closed on 21 November 2011 and the Company raised approximately $1.55 million.

With this information in mind the Directors believe the Company to be a going concern and therefore in compliance with listing rule 12.2.

The results reported in this Appendix 4C were in line with Company expectations.

+ See chapter 19 f	24/10/2005
Appendix 4C Page 5